UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13G/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                           ELITE PHARMACEUTICALS, INC.
                                (Name of Issuer)

                       COMMON STOCK, $0.01 VALUE PAR SHARE
                         (Title of Class of Securities)

                                    28659T200
                                 (CUSIP Number)

                                DECEMBER 31, 2007
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)
|X|      Rule 13d-1(c)
|_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)



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CUSIP No. 28659T200                                      13G/A                            Page 2 of 8 Pages
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--------- ------------------------------------------------------------------------------------------------------------
1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          MARK FAIN

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--------- ------------------------------------------------------------------------------------------------------------
2.
          CHECK THE APPROPRIATE BOX IF A GROUP*                                                            (a)
                                                                                                           (b) |X|
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--------- ------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY



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4.
          CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA

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------------------- ----- --------------------------------------------- ----------------------------------------------
    NUMBER OF       5.
      SHARES              SOLE VOTING POWER                                                                   201,333
------------------- ----- --------------------------------------------- ----------------------------------------------
------------------- ----- --------------------------------------------- ----------------------------------------------
   BENEFICIALLY     6.
     OWNED BY             SHARED VOTING POWER                                                                 892,831
------------------- ----- --------------------------------------------- ----------------------------------------------
------------------- ----- --------------------------------------------- ----------------------------------------------
       EACH         7.
    REPORTING             SOLE DISPOSITIVE POWER                                                              201,333
------------------- ----- --------------------------------------------- ----------------------------------------------
------------------- ----- --------------------------------------------- ----------------------------------------------
   PERSON WITH:     8.
                          SHARED DISPOSTIVE POWER                                                             892,831
------------------- ----- --------------------------------------------- ----------------------------------------------
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9.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      1,094,164
--------- ---------------------------------------------------------------------------- -------------------------------
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10.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------- ------------------------------------------------------------------------------------------------------------
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11.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                      4.9%
--------- ---------------------------------------------------------------------------- -------------------------------
--------- ---------------------------------------------------------------------------- -------------------------------
12.
          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                                    IN
--------- ---------------------------------------------------------------------------- -------------------------------




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CUSIP No. 28659T200                                      13G/A                            Page 3 of 8 Pages
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--------- ------------------------------------------------------------------------------------------------------------
13.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          CHAD COMITEAU

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--------- ------------------------------------------------------------------------------------------------------------
14.
          CHECK THE APPROPRIATE BOX IF A GROUP*                                                            (a)
                                                                                                           (b) |X|
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
15.       SEC USE ONLY



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16.
          CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA

--------- ------------------------------------------------------------------------------------------------------------
------------------- ----- --------------------------------------------- ----------------------------------------------
    NUMBER OF       17.
      SHARES              SOLE VOTING POWER                                                                   221,265
------------------- ----- --------------------------------------------- ----------------------------------------------
------------------- ----- --------------------------------------------- ----------------------------------------------
   BENEFICIALLY     18.
     OWNED BY             SHARED VOTING POWER                                                                 892,831
------------------- ----- --------------------------------------------- ----------------------------------------------
------------------- ----- --------------------------------------------- ----------------------------------------------
       EACH         19.
    REPORTING             SOLE DISPOSITIVE POWER                                                              221,265
------------------- ----- --------------------------------------------- ----------------------------------------------
------------------- ----- --------------------------------------------- ----------------------------------------------
   PERSON WITH:     20.
                          SHARED DISPOSTIVE POWER                                                             892,831
------------------- ----- --------------------------------------------- ----------------------------------------------
--------- ---------------------------------------------------------------------------- -------------------------------
21.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      1,114,096
--------- ---------------------------------------------------------------------------- -------------------------------
--------- ------------------------------------------------------------------------------------------------------------
22.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (21) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------- ------------------------------------------------------------------------------------------------------------
--------- ---------------------------------------------------------------------------- -------------------------------
23.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (21)                                                     5.0%
--------- ---------------------------------------------------------------------------- -------------------------------
--------- ---------------------------------------------------------------------------- -------------------------------
24.
          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                                    IN
--------- ---------------------------------------------------------------------------- -------------------------------


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CUSIP No. 28659T200                                      13G/A                             Page 4 of 8 Pages
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ITEM 1.
        (a)  Name of Issuer:            ELITE PHARMACEUTICALS, INC.

        (b)  Address of Issuer's Principal Executive Offices:    165 LUDLOW AVENUE, NORTHVALE, NJ 07647


ITEM 2.
        (a) Name of Person Filing: THIS STATEMENT IS FILED BY MARK FAIN AND CHAD COMITEAU.

        (b)  Address of Principal Business Office or, if none, Residence:

        THE ADDRESS OF THE PRINCIPAL BUSINESS OFFICE OF EACH OF THE
        REPORTING PERSONS IS
                               237 PARK AVENUE,  SUITE 900,  NEW YORK,  NY 10017

        (c) Citizenship: US

        (d) Title of Class of Securities: COMMON STOCK, PAR VALUE $0.01 PER
SHARE

        (e) CUSIP Number: 28659T200



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR
            240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
        (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
        (d) [ ] Investment  company  registered  under section 8 of the Investment  Company Act of 1940
               (15 U.S.C 80a-8).
        (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
        (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
        (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);
        (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance
                Act (12 U.S.C. 1813);
        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14)
                of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
        (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).




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CUSIP No. 28659T200                                      13G/A                             Page 5 of 8 Pages
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ITEM 4.  OWNERSHIP.


          A. Mark Fain

                                   As of December 31, 2007, Mark Fain
                                   beneficially owned 1,094,164 shares of Common
                                   Stock of Elite Pharmaceuticals, Inc., which
                                   amount includes (i) 168,000 shares
                                   beneficially owned by Mr. Fain over which he
                                   has sole voting power and sole dispositive
                                   power; (ii) 33,333 convertible shares
                                   beneficially owned by Mr. Fain over which he
                                   has sole voting power and sole dispositive
                                   power; (iii) 33,000 shares beneficially owned
                                   by Stratford Management Money Purchase
(a) Amount beneficially owned:     Pension Plan over which Mr. Fain has shared
                                   voting power and shared dispositive power;
                                   (iv) 709,831 shares beneficially owed by Stratford Partners, L.P. of which Mr. Fain is a Managing Member, and over which Mr. Fain has shared voting power and shared dispositive power; and (v) 150,000 convertible shares beneficially owed by
                                   Stratford Partners, L.P. over which Mr. Fain has shared voting power and shared dispositive power.

                                   Approximately 4.9% beneficially owned by Mr.
                                   Fain. Calculation of percentage of beneficial
(b) Percent of class:              ownership is based on 22,228,000 shares of
                                   Issuer's Common Stock outstanding as of
                                   November 14, 2007 as reported by the Issuer in its Form 10-K filed on November 14, 2007.

(c) Number of shares as to which the person has:
                   (i) Sole power to vote or to direct the vote:                 219,712
                  (ii) Shared power to vote or to direct the vote:               892,831
                 (iii) Sole power to dispose or to direct the disposition        219,712
                       of:
                 (iv)  Shared  power to dispose or to direct the  disposition    892,831
                       of:


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CUSIP No. 28659T200                                      13G/A                             Page 6 of 8 Pages
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          B. Chad Comiteau


                                   As of December 31, 2007, Chad Comiteau
                                   beneficially owned 1,114,096 shares of Common
                                   Stock of Elite Pharmaceuticals, Inc., which
                                   amount includes (i) 188,600 shares
                                   beneficially owned by Mr. Comiteau over which
                                   he has sole voting power and sole dispositive
                                   power; (ii) 32,665 convertible shares
                                   beneficially owned by Mr. Comiteau over which
                                   he has sole voting power and sole dispositive
                                   power; (iii) 33,000 shares beneficially owned
                                   by Stratford Management Money Purchase
(a) Amount beneficially owned:     Pension Plan over which he has shared voting
                                   power and shared dispositive power; (iv)
                                   709,831 shares beneficially owed by Stratford
                                   Partners, L.P. of which Mr. Comiteau is a Managing Member, and over which Mr. Comiteau has shared voting power and shared dispositive power; and (v) 150,000 convertible shares beneficially owed by
                                   Stratford Partners, L.P. over which Mr.
                                   Comiteau has shared voting power and shared dispositive power.

                                   Approximately 5.0% beneficially owned by Mr.
                                   Comiteau. Calculation of percentage of
                                   beneficial ownership is based on 22,228,000
(b) Percent of class:              shares of Issuer's Common Stock outstanding
                                   as of November 14, 2007 as reported by the Issuer in its Form 10-Q filed November 14,
                                   2007.

(c) Number of shares as to which the person has:
                   (i) Sole power to vote or to direct the vote:                                          221,265
                  (ii) Shared power to vote or to direct the vote:                                        892,831
                 (iii) Sole power to  dispose  or to direct  the  disposition                             221,265
                       of:
                 (iv)  Shared  power to dispose or to direct the  disposition                             892,831
                       of:


ITEM 5 Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X]. This is applicable for both reporting persons.

ITEM 6-9         Not Applicable

Filing of this statement by Mssrs. Fain and Comiteau shall not be deemed an admission that they beneficially own the securities reported herein as held in customer accounts at Stratford Partners, L.P. Mssrs. Fain and Comiteau expressly disclaim beneficial ownership of all securities held in such customer accounts. No single client's interest as reported in the customer accounts at Stratford Partners, L.P. exceeds 5% of the outstanding Common Stock of the Issuer.



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CUSIP No. 28659T200                                      13G/A                             Page 7 of 8 Pages
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ITEM 10.         CERTIFICATION

                 The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

                      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were
(a) not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. [X]


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CUSIP No. 28659T200                                      13G/A                            Page 8 of 8 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 5, 2008
Date
/s/ Mark Fain
-------------
Signature

Mark Fain
Name/Title

February 5, 2008
Date
/s/ Chad Comiteau
-----------------
Signature

Chad Comiteau
Name/Title



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION:    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
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